EXHIBIT 99.6
CONSENT OF INDEPENDENT AUDITORS
We hereby consent to the incorporation by reference in the registration statements (Nos. 333-97305, 333-13456 and 333-6436) on Form S-8, (No. 33-77022) on Form F-3 and (No. 333-122526) on Form F-10 of Enbridge Inc. (the “Corporation”) of our report dated February 21, 2007, relating to the financial statements of the Corporation as at December 31, 2005 and 2006 and for the years then ended, which report is included in Exhibit 99.4 to this Annual Report on Form 40-F of the Corporation.
“signed”
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada
February 21, 2007